[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

VIA EDGAR

October 27, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Funds II Post-Effective Amendment No. 59 to Registration Statement on Form N-1A Securities Act File No. 333-142592

Ladies and Gentlemen:

On behalf of Funds II (the “Registrant”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 59 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to the BlackRock Strategic Income Opportunities Portfolio (the “Fund”).

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act to update the disclosure to reflect changes to the Fund’s investment strategy and risk factors as the Fund will migrate away from a fund-of-funds structure and focus on direct investments. In addition to the changes to the investment strategy, the investment process of the Fund is being revised.

The Fund’s description of its principal and other risks and operations has been reviewed by the Staff of the Securities and Exchange Commission in prior filings by the Registrant or other BlackRock Funds. If you have any questions or comments with respect to the Registration Statement, please call me at 212-728-8510.

Sincerely,

/s/ Anthony Geron
Anthony Geron

cc:	Ben Archibald, Esq. Maria Gattuso, Esq.